Exhibit 99.1

Alpha Tau Medical Announces Full Year 2021 Financial Results and Provides Corporate Update

-Debuted as publicly-traded oncology company in March 2022 under symbol DRTS while raising approximately $90 million in gross proceeds-

-100% complete response (CR) observed in U.S. multi-center pilot trial of skin cancers at 12 weeks-

-Targeted start of U.S. multi-center pivotal trial in skin cancers by the middle of 2022-

JERUSALEM, March 28, 2022 /PRNewswire/ -- Alpha Tau Medical Ltd. (Nasdaq: DRTS and DRTSW), ("Alpha Tau" or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported full year 2021 financial results and provided a corporate update.

"We have had an incredibly productive year, where we observed a 100% complete response rate in our multi-center U.S. pilot trial of skin cancers led by Memorial Sloan Kettering, we received two Food and Drug Administration (FDA) breakthrough device designations, one in recurrent glioblastoma and one in certain skin cancers, and we completed our acquisition of Healthcare Capital Corp and became a Nasdaq listed company," noted Alpha Tau CEO Uzi Sofer. "We are now diligently working to initiate our multi-center U.S. pivotal trial by the middle of the year, and to expand our Alpha DaRT clinical trials into additional internal organs, including the prostate cancer trial that we hope to begin imminently in Israel."

Recent Corporate Highlights:

•	Received FDA Breakthrough Device Designation for Alpha DaRT in June 2021 for the treatment of squamous cell carcinoma of the skin and oral cavity without curative standard of care.

•	Received FDA Breakthrough Device Designation for Alpha DaRT in October 2021 for the treatment of recurrent glioblastoma multiforme (GBM), an aggressive malignant brain tumor, with an average 5-year survival rate of less than 10%.

•	Enrolled first patient in November 2021 in a combination trial of Alpha DaRT and pembrolizumab (Keytruda®) for the treatment of recurrent unresectable or metastatic squamous cell carcinoma of the head and neck. An interim analysis is planned after the first 18 patients have been treated.

•	Reported results in January 2022 from the first pilot multi-center study of Alpha DaRT in the U.S., led by Memorial Sloan Kettering Cancer Center. In this trial of malignant skin and soft tissue cancer patients, a complete response, as measured by RECIST criteria, was observed in all ten out of ten tumors treated (100%), with no product-related serious adverse events reported. Alongside these data, a 98% overall response rate was observed in a pooled analysis of superficial tumors treated to date that have reached their efficacy endpoint measurement, across the Company’s various trials.

•	Released new pre-clinical data on the combination of Alpha DaRT with a PD-1 inhibitor, demonstrating that Alpha DART may induce responsiveness to anti-PD-1 therapy and activate T-cell function.

•	Completed its business combination in March 2022 with Healthcare Capital Corp., a special purpose acquisition company, raising approximately $90 million in gross proceeds and commenced trading its shares and warrants under the symbols “DRTS” and “DRTSW”, respectively, on the Nasdaq Capital Market.

Upcoming Milestones

•	Planning to initiate a multi-center pivotal U.S. trial in skin cancers by the middle of 2022.

•	Planning to initiate feasibility trial in prostate cancer in Israel in second quarter of 2022.

Financial results for the full year ended December 31, 2021

R&D expenses for the year ended December 31, 2021 were $11.4 million, compared to $7.5 million in 2020, as spending increased due to expansion of the R&D team as well as increases in Alpha DaRT clinical trial activity.

Marketing expenses for the year ended December 31, 2021 were $0.5 million, compared to $0.3 million for 2020 due to increased engagement with third-party advisors and a return of marketing and conference activity that had previously decreased in 2020 due to COVID-19.

G&A expenses for the year ended December 31, 2021 were $1.9 million, compared to $1.4 million for 2020, attributed to an increase in headcount and related expenses, increased office-related expenses resulting primarily from relocation of the Company’s offices to Jerusalem, and increased audit fees in connection with preparations for public listing.

Financial expenses, net, for the year ended December 31, 2021 were $13.5 million, compared to net financial income of $0.5 million for 2020, primarily due to remeasurement of warrants, as well as changes in foreign exchange rates and a decrease in interest received from bank deposits.

For the year ended December 31, 2021, the Company had a loss attributable to ordinary shares of $27.3 million, or ($0.67) per share, compared to a loss of $8.9 million, or ($0.22) per share, in 2020. The greater loss in 2021 is primarily attributed to $13.3 million in financial expenses associated with warrant remeasurement.

Balance Sheet Highlights

As of December 31, 2021, the Company had cash and cash equivalents and deposits in the amount of $31.9 million, compared to $46.6 million at December 31, 2020. Subsequently, in March 2022 Alpha Tau raised gross proceeds of approximately $90 million from the Business Combination. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT™ (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the source and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv)  the outcome of any legal proceedings that may be instituted against Alpha Tau or others in connection with the recent consummation of the Business Combination and any definitive agreements with respect thereto  (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's  final proxy statement/prospectus relating to the Business Combination filed with the SEC on January 13, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Media Package:
https://www.alphatau.com/media-package

Investor Relations Contact:
IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,598	$23,236
Restricted cash	576	618
Short-term deposits	30,417	8,080
Prepaid expenses and other receivables	864	707

Total current assets	47,455	32,641

Long-term assets:
Long term prepaid expenses	139	2,028
Property and equipment, net	5,395	7,546

Total long-term assets	5,534	9,574

Total assets	$52,989	$42,215

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2021
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$964	$1,203
Other payables and accrued expenses	1,124	3,202

Total current liabilities	2,088	4,405

LONG-TERM LIABILITIES:
Warrants to convertible preferred shares	5,366	18,623

Total liabilities	7,454	23,028

Commitments and Contingencies

Convertible Preferred shares of no-par value per share – Authorized: 25,348,176 shares as of December 31, 2020 and 2021; Issued and outstanding: 13,739,186 shares as of December 31, 2020 and 2021; *	53,964	53,964

Shareholders' deficiency:
Ordinary shares of no-par value per share – Authorized: 72,423,360 shares as of December 31, 2020 and 2021; Issued and outstanding: 40,433,578 and 40,528,913 shares as of December 31, 2020 and 2021, respectively; *	-	-
Additional paid-in capital	17,140	18,063
Accumulated deficit	(25,569)	(52,840)

Total shareholders' deficiency	(8,429)	(34,777)

Total liabilities, convertible preferred shares and shareholders' deficiency	$52,989	$42,215

*	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2020	2021
Research and development, net	$6,636	$7,544	$11,447

Marketing expenses	397	288	482

General and administrative	977	1,412	1,861

Total operating loss	8,010	9,244	13,790

Financial (income) expenses, net	308	(520)	13,474

Loss before taxes on income	8,318	8,724	27,264

Tax on income	146	158	7

Net loss	$8,464	$8,882	$27,271

Less: net loss attributable to noncontrolling interests	$97	$-	$-

Net loss attributable to Alpha Tau Medical Ltd.	$8,367	$8,882	$27,271

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.25)	(0.22)	(0.67)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted *	33,815,448	40,274,935	40,534,697

*	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.